Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 T: (617) 570-1000 F: (617) 523-1231

August 10, 2020

Mr. Valian A. Afshar

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Virtusa Corporation

Preliminary Proxy Statement filed on August 3, 2020

File No. 001-33625

Dear Mr. Afshar:

This letter is being submitted on behalf of our client, Virtusa Corporation (the “Company”), in response to comments contained in the letter dated August 7, 2020 from Valian A. Afshar, Special Counsel, Office of Mergers and Acquisitions of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on August 3, 2020 (the “Preliminary Proxy Statement”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in Amendment No. 1.

Preliminary Proxy Statement

General

1.              Please clarify, in the appropriate section of the proxy statement, that although there are three class I director seats eligible for election at the annual meeting, you are only nominating two individuals for election as class I directors.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on pages 11 and 12 of the Preliminary Proxy Statement, the Company discloses that

William K. O’Brien, who is currently a Class I director, was not nominated for reelection to the Board because he is over the age of 72, and pursuant to the Company’s corporate governance guidelines, unless otherwise approved by the Board, no director who is 72 years of age or older will be nominated for re-election. The Board, upon the recommendation of the nominating and corporate governance committee, nominated the other current Class I directors for election to the Board and the Company advises the Staff that it has revised the disclosure on page 13 of Amendment No. 1 to disclose that the Board resolved to decrease its size to nine directors effective upon the expiration of the current term of the Class I directors.

2.              See the preceding comment. Please disclose any intentions or plans you have with respect to any vacancy on the board of directors that may exist after the annual meeting. For example, please disclose whether the board of directors intends to fill any such vacancy or reduce the size of the board to eliminate such vacancy.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 13 of Amendment No. 1 in response.

Background of the Solicitation, pages 6-11

3.              According to the preliminary proxy statement filed by NMV on August 5, 2020, NMV “conducted a call with Mr. Pandit and Mr. Moriarty [on May 31, 2020] regarding the purpose of the [nine questions sent by the Board], whether the request represented constructive engagement by the Company that was likely to lead to increased stockholder representation on the Board, and whether other candidates considered for Board appointment are required to complete a similar questionnaire.” Please revise your preliminary proxy statement to disclose this discussion, or advise.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 9 of Amendment No. 1 in response.

4.              We note the following statement on page 9: “Mr. Fauser stated that anything short of adding either himself or Mr. Chintamaneni to the Board was a ‘non-starter’ for NMV. Mr. Fauser then indicated that NMV would discuss internally and respond to the Board’s proposal.” We further note that according to the preliminary proxy statement filed by NMV on August 5, 2020, NMV “proposed to compromise by modifying [its] request such that if the Board appointed either of Mr. Fauser or Mr. Chintamaneni, and one director not affiliated with New Mountain Vantage but who was mutually acceptable to [it] and the Company, [NMV] would not submit a nomination notice (or would withdraw it, if submitted).” Please revise your disclosure to clarify that this proposal was made by NMV, or advise.

Response to Comment No. 4:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 11 of Amendment No. 1 in response.

5.              According to the preliminary proxy statement filed by NMV on August 5, 2020, NMV “delivered to the Company a demand letter for a copy of a list of the Company’s stockholders pursuant to Section 220 of the Delaware General Corporation Law” and subsequently “entered into a confidentiality agreement with the Company relating to” such demand letter. Please revise your preliminary proxy statement to disclose this demand letter and subsequent confidentiality agreement, or advise.

Response to Comment No. 5:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 12 of Amendment No. 1 in response.

6.              We note the following statement: “William K. O’Brien, who is currently a Class I director, was not nominated for reelection to the Board because he is over the age of 72, and pursuant to our corporate governance guidelines, unless otherwise approved by the Board, no director who is 72 years of age or older will be nominated for re-election.” Please clarify, in the appropriate section of the proxy statement, whether the Board approved an exception from such mandatory retirement provision for Mr. O’Brien during your 2017 annual meeting, at which time he was 72 years of age and nominated for re-election to the Board. If applicable, please disclose why the Board approved an exception at that annual meeting but determined not to approve such an exception at this annual meeting.

Response to Comment No. 6:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 12 of Amendment No. 1 in response.

Security Ownership of Certain Beneficial Owners and Management, pages 82-86

7.              We note that the table indicates that as of July 15, 2020, NMV beneficially owned 8.14% of Virtusa’s outstanding shares of common stock. According to the Schedules 13D and

13D/A filed by NMV on July 6 and July 7, 2020, as well as the disclosure on page 10 of the preliminary proxy statement, NMV beneficially owned 8.98% of Virtusa’s outstanding shares of common stock at that time. Please revise the table accordingly, or advise.

Response to Comment No. 7:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on page 83 of the Preliminary Proxy Statement, the Company discloses in footnote (2) that the applicable percentage of beneficial ownership for a person is based on 33,246,972 shares outstanding as of July 15, 2020 (including 3,000,000 shares of common stock issuable upon conversion of the Series A Preferred Stock).  NMV’s beneficial ownership in Schedules 13D and 13D/A filed by NMV on July 6 and July 7, 2020, as well as the disclosure on page 10 of the Preliminary Proxy Statement, are based on 30,132,817 shares of the Company’s common stock outstanding as of May 22, 2020, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020, filed with the Commission on May 28, 2020, which does not give effect to any conversion of the Company’s Series A Preferred Stock.

8.              We note that footnote (4) to the table indicates that Vikram S. Pandit shares voting and dispositive power with respect to the shares of common stock and Series A Preferred Stock that Orogen Viper LLC beneficially owns. Given such shared voting and dispositive power, please revise the table to reflect the fact that Mr. Pandit is the beneficial owner of the shares of common stock and Series A Preferred Stock that Orogen Viper LLC beneficially owns, in addition to the 8,650 shares of common stock that he beneficially owns that are currently reflected in the table. See Rule 13d-3(a).

Response to Comment No. 8:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 88 of Amendment No. 1 in response.

Appendix B — pages 91-98

9.              We note that in numerous instances throughout Appendix B, you state that certain persons “may be deemed” to be participants in your solicitation of proxies. In each instance, please remove the doubt expressed by your use of the phrase “may be deemed” from whether Virtusa, its directors, nominees and executive officers are participants in the solicitation. See Instruction 3 to Item 4 in Schedule 14A.

Response to Comment No. 9:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on pages 93 and 94 of Amendment No. 1 in response.

Form of Proxy

10.       Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “on any other matters as may properly come before the annual meeting.”

Response to Comment No. 10:

In response to the Staff’s comment, we have revised the form of proxy to provide that discretionary authority will only be used “to the extent permitted by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended.”

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Esq.

Joseph C. Theis, Esq.

cc:                                Paul D. Tutun, Esq., Executive Vice President and General Counsel, Virtusa Corporation